Exhibit 2

For Immediate Release

June 24, 2021

Global Value Investment Corp. Nominates Five Highly Qualified Directors at Rocky Mountain Chocolate Factory

– New Directors to Bring Fresh Perspective –

Milwaukee, WI, June 24, 2021 // Global Value Investment Corp. (“GVIC”), a value-oriented investment research and advisory firm located in Milwaukee, Wisconsin, today nominated five highly qualified, independent candidates for election to the board of directors of Rocky Mountain Chocolate Factory, Inc. (“Rocky Mountain”) (NASDAQ: RMCF). GVIC is one of Rocky Mountain’s largest shareholders, with ownership of almost six percent of Rocky Mountain’s outstanding stock.

GVIC’s nominees are Jeffrey Geygan, Robert Sarlls, Anthony Gray, Marcelle Rademeyer, and James Geygan. Each would bring a welcome fresh perspective to Rocky Mountain’s board and a commitment to acting in the best interest of all of Rocky Mountain’s shareholders.

Mr. Sarlls is a senior food industry executive with over 25 years of strategic, financial, and operational experience. He currently serves as president and CEO of Wyandot, Inc., a manufacturer of better-for-you snacks and related products. Mr. Gray is a recognized leader in the fields of compliance and ethics, serving as president and CEO of the Institute for Global Ethics from 2013 to 2019. Ms. Rademeyer has more than 25 years of experience in the retail industry and currently is president and CEO of Beauleigh Retail Consultants, which she founded in 2001. Mr. Jeffrey Geygan is president and CEO of GVIC and specializes in financial analysis and operational turnaround situations. Mr. James Geygan is COO of GVIC, where he leads the firm’s investment committee and directs engagement with portfolio companies.

Additional Information and Where to Find It

GVIC, together with Jeffrey Geygan, Robert Sarlls, Anthony Gray, Marcelle Rademeyer, and James Geygan, are participants in the solicitation of proxies from shareholders in connection with the 2021 Annual Meeting of Shareholders (the “Annual Meeting”) of Rocky Mountain. GVIC intends to file a proxy statement (the “Proxy Statement”) with the Securities and Exchange Commission (the “SEC”) in connection with the solicitation of proxies for the Annual Meeting.

GVIC is the beneficial owner of 358,466 shares of Rocky Mountain’s common stock. Mr. Jeffrey Geygan and Mr. James Geygan may also be deemed to beneficially own such shares, certain of which are held in their personal capacities. No other participant owns any shares of Rocky Mountain’s common stock. Additional information regarding such participants, including their direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement and other relevant documents to be filed with the SEC in connection with the Annual Meeting.

Promptly after filing its definitive Proxy Statement with the SEC, GVIC intends to mail the definitive Proxy Statement and a WHITE proxy card pursuant to applicable SEC rules. SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT GVIC WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain, free of charge, copies of the definitive Proxy Statement and any other documents filed by GVIC with respect to Rocky Mountain with the SEC in connection with the Annual Meeting at the SEC’s website (http://www.sec.gov) or by writing to Global Value Investment Corp., 1433 N. Water Street, Suite 549, Milwaukee, WI 53202.

About Global Value Investment Corp.

Global Value Investment Corp. is a value-oriented investment research and advisory firm focused on investing in the equity and debt of publicly traded companies around the world. The firm was founded in 2007 in Milwaukee, WI.

For Further Information Contact:

JP Geygan

Global Value Investment Corp.

262-478-0640

Info@gvi-corp.com

www.gvi-corp.com

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